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EXHIBIT (a)(8)

Form of Reminder of Expiration Date

REMINDER

DEADLINE: 11:59 P.M. (PST) Friday, April 7, 2006

To all Employees Eligible to Participate in the Offer to Exchange Program:

        Friday, April 7, 2006, 11:59 p.m. (PST) is presently the deadline for you to tender any of your Eligible Options under the United Online, Inc. Offer to Exchange Certain Outstanding Options (the "Offer").

        The Offer to Exchange document is located at http://portal.corp.netzero.net and you may send a request to ExchangeOffer@corp.untd.com to request a copy.

        If you decide to participate in the Offer, you must submit your Election/Change of Election Form in accordance with the instructions contained in those documents. The submission must be made by the deadline indicated above. We cannot accept late submissions and therefore urge you to respond early to avoid any last minute problems.

        If you do not want to exchange any of your Eligible Options in the Offer, please disregard this reminder.

        This reminder is being distributed to all employees eligible to participate in the Offer. Therefore, you are receiving this notice even if you have previously submitted your Election/Change of Election Form.

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Form of Reminder of Expiration Date